Registration No. 333-254314
Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 30, 2021
Relating to statutory prospectus dated May 1, 2021

TIAA REAL ESTATE ACCOUNT
This free writing prospectus relates only to, and should be read together with, the statutory prospectus dated May 1, 2021 (the “Prospectus”) to the Registration Statement on Form S-1 (File No. 333-254314) relating to the public offering of the accumulation units of the TIAA Real Estate Account, which prospectus may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/946155/000162828021008605/tiaarealestateaccountprosp.htm



TIAA REAL ESTATE ACCOUNT

A different kind of real estate investment

For 25 years and counting, the TIAA Real Estate Account variable annuity continues to provide direct investment exposure to commercial real estate and offers income for life in retirement.

Direct investment exposure to commercial real estate

- **True diversification.** Returns are largely unaffected by movements in stock or bond markets[1] since returns are generated by rental income and changes in property values.
- **Alternative to the "safety" of bonds.** Commercial real estate has delivered higher risk-adjusted returns than bonds since the Account's inception in 1995.[2]
- **Inflation hedge.** Rents often rise with other prices

A range of withdrawal options in retirement

- **Income you can't outlive.** You can convert some or all of your balance into payments that will last for the rest of your life.[3]
- **Access to your money anytime.** Unlike other types of real estate-related investments (which are typically difficult to convert into cash), you can take a lump-sum withdrawal, systematic withdrawals or required minimum distributions.[4]

TIAA: A leader in managing real estate

- More than 60 years of experience buying, selling and managing commercial real estate.
- The TIAA Real Estate Account is the largest daily valued real estate investment in the world.

Not the same as REITs

Real Estate Investment Trust (REIT) funds own stocks issued by companies that own and manage real estate properties. This means they trade on national or other securities exchanges, and may change in value due to market volatility, reducing their diversification benefits.

Take the next step

Log in to your account on TIAA.org or visit TIAA.org/REA to learn more

Call **800-842-2252**, weekdays, 8 a.m. to 10 p.m.

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[1] For the 10-year period ended December 31, 2020, the TIAA Real Estate Account correlation to the S&P 500 Index and Barclay's Aggregate Bond Index was -0.08 and 0.00, respectively. Over this same period, correlation between the FTSE Nareit All Equity REIT Index and the S&P 500 Index was 0.76.

[2] Direct real estate has delivered higher risk-adjusted returns than bonds since the TIAA Real Estate Account's inception in 1995. As of June 30, 2020, the TIAA Real Estate Account since-inception Sharpe ratio (a measure of risk-adjusted return) was 1.1, while the Bloomberg Barclays U.S. Aggregate Bond index was 0.9 over the same period. The TIAA Real Estate Account inception date is October 2, 1995. You cannot invest directly in any index. Index returns do not reflect a deduction for fees and expenses. Past performance does not guarantee future results.

[3] Any guarantees under annuities issued by TIAA are subject to TIAA's claims-paying ability. Payments from the variable accounts will rise or fall based on investment performance.

[4] Transfers out of the account to a TIAA or CREF account or into another investment option can be executed at any time, but are limited to once per calendar quarter, although some plans may allow systematic transfers that result in more than one transfer per calendar quarter. Certain other limited exceptions to this restriction apply. Please note that withdrawals of earnings from an annuity are subject to ordinary income tax, plus a possible federal 10% penalty if you make a withdrawal before age 59½.

The TIAA Real Estate Account is a variable annuity product and an insurance separate account of TIAA.

Diversification is a technique to help reduce risk. It is not guaranteed to protect against loss.

This material is for informational or educational purposes only and does not constitute fiduciary investment advice under ERISA, a securities recommendation under all securities laws, or an insurance product recommendation under state insurance laws or regulations. This material does not take into account any specific objectives or circumstances of any particular investor, or suggest any specific course of action. Investment decisions should be made based on the investor's own objectives and circumstances.

You should consider the investment objectives, risks, charges, and expenses carefully before investing. Please call 877-518-9161 or go to TIAA.org for current product and fund prospectuses that contain this and other information. Please read the TIAA Real Estate Account prospectus carefully before investing.

The real estate industry is subject to various risks including fluctuations in underlying property values, expenses and income, and potential environmental liabilities. There are risks associated with investing in securities including possible loss of principal. In general, the value of the TIAA Real Estate Account will fluctuate based on the underlying value of the direct real estate or real estate-related securities in which it invests. The risks associated with investing in the Real Estate Account include the risks associated with real estate ownership including, among other things, fluctuations in underlying property values, higher expenses or lower income than expected, risks associated with borrowing and potential environmental problems and liability, as well as risks associated with participant flows and conflicts of interest. For a more complete discussion of these and other risks, please consult the prospectus.

Annuity contracts contain exclusions, limitations, reductions of benefits, and may contain terms for keeping them in force. We can provide you with costs and complete details.

Investment, insurance, and annuity products are not FDIC insured, are not bank guaranteed, are not deposits, are not insured by any federal government agency, are not a condition to any banking service or activity, and may lose value.

TIAA-CREF Individual & Institutional Services, LLC, Member FINRA, distributes securities products. Annuity contracts and certificates are issued by Teachers Insurance and Annuity Association of America (TIAA) and College Retirement Equities Fund (CREF), New York, NY. Each of the foregoing is solely responsible for its own financial condition and contractual obligations.

We have filed a registration statement and the Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus (including the risk factors described therein) in that registration statement and other documents the TIAA Real Estate Account has filed with the SEC for more complete information about the TIAA Real Estate Account and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Prospectus if you contact the TIAA Real Estate Account at **877-518-9161**.

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